File No.

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

               (Names and addresses of foreign utility companies)

               NUON Trust D                                    NUON Trust E
       c/o Wilmington Trust Company                c/o Wilmington Trust Company
            Rodney Square North                        Rodney Square North
         1100 North Market Street                    1100 North Market Street
      Wilmington, Delaware 19890-0001            Wilmington, Delaware 19890-0001
 Attention: Corporate Trust Administration    Attention: Corporate Trust Administration

                                  NUON Trust F
                          c/o Wilmington Trust Company
                               Rodney Square North
                            1100 North Market Street
                         Wilmington, Delaware 19890-0001
                    Attention: Corporate Trust Administration

                      (Name and address of filing company)

                              Southern Energy, Inc.
                         900 Ashwood Parkway - Suite 500
                             Atlanta, Georgia 30338

            The Commission is requested to address communications to:

              S. Marce Fuller, President              John D. McLanahan, Esq.
                 Southern Energy, Inc.                  Troutman Sanders LLP
            900 Ashwood Parkway - Suite 500          600 Peachtree Street, N.E.
               Atlanta, Georgia 30338                       Suite 5200
                                                    Atlanta, Georgia 30308-2216

1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.


               NUON Trust D                                NUON Trust E
       c/o Wilmington Trust Company              c/o Wilmington Trust Company
            Rodney Square North                        Rodney Square North
         1100 North Market Street                    1100 North Market Street
      Wilmington, Delaware 19890-0001         Wilmington, Delaware 19890-0001
 Attention: Corporate Trust Administration    Attention: Corporate Trust Administration


                                  NUON Trust F
                          c/o Wilmington Trust Company
                               Rodney Square North
                            1100 North Market Street
                         Wilmington, Delaware 19890-0001
                    Attention: Corporate Trust Administration

         Southern Energy, Inc., a Delaware corporation ("Southern Energy"), is filing this Notification of Foreign Utility Company status pursuant to Section 33(a) of the Act and Rule 57 thereunder on behalf of the three companies named above, which are organized under the trust laws of the State of Delaware (collectively, the "Project Trusts"). Southern Energy is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company.1

         Southern Energy intends to acquire, indirectly through one or more intermediate subsidiaries, the beneficial interests in each of the three Project Trusts. The Project Trusts have been formed to acquire the retail natural gas distribution and transportation system owned by NV NUON Energie-Onderneming Voor Gelderland, Friesland en Flevoland ("NUON"), which supplies the regions of Drachten, Heerenveen, Nijmegen, Arnhem and Gooi en Vechtstreek in the Netherlands (referred to herein as the "NUON Gas Network"). The NUON Gas Network has three (3) regional energy groups which are responsible for supplying natural gas and managing the gas transmission/distribution infrastructure which consist of six (6) distinct gas networks. The NUON Gas Network is comprised of the connection between the end users (residential and business customers) and the

--------
1 See The Southern Company, et al., Holding Co. Act Rel. No. 26468 (February 2, 1996).

national gas supply grid operated by N.V. Nederlandse Gasunie, the government controlled national supplier of natural gas for The Netherlands. The transportation assets are primarily comprised of approximately 1,236 kilometers of iron and steel piping and 3,457 kilometers of synthetic piping.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern, are associate companies of the Project Trusts:

                              Alabama Power Company
                              Georgia Power company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with any of the Project Trusts, and no such investment or contractual relationship is contemplated.

                                    EXHIBIT A
                                    ---------

                                  Inapplicable

                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                               Southern Energy, Inc.

                               By: /s/ Samuel H. Dabbs, Jr.
                                   Samuel H. Dabbs, Jr.
                                   Assistant Secretary


Date: November 12, 1999